[redacted]

05036948

S
:COMMISSION
0549

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SEC FILE NUMBER
8- 52471

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montecito Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Anacapa Street, #C8
(No. and Street)

Santa Barbara (City) CA (State) 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Alpine (805) 957-4202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co. LLP
(Name – *if individual, state last, first, middle name*)

115 E. Micheltorena St. #200 (Address) Santa Barbara (City) CA (State) 93101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denise Alpine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montecito Advisors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise Alpine
Signature

Principal
Title

K. Wolfe
Notary Public

K. WOLFE
Commission # 1530746
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 29, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTECITO ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

MONTECITO ADVISORS, INC.
INDEX
DECEMBER 31, 2004 AND 2003

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
SUSAN M. FRAZIER
JANE E. RUSSELL
GAIL H. ANIKOUCHINE

JAMES W. FISCHER
WILLIAM L. JACKSON
LINDA J. NELSON
PRAJESH ACHARYA

HARVEY K. LYNN,
CONSULTANT

INDEPENDENT AUDITORS' REPORT

Board of Directors
Montecito Advisors, Inc.

We have audited the statements of financial condition of Montecito Advisors, Inc. (a California "S" Corporation) as of December 31, 2004 and 2003, and the related statements of income and comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 16, 2005

MONTECITO ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current Assets		
Cash and cash equivalents	$ 68,942	$ 75,762
Receivables (Note 2)	7,762	17,881
Other receivables (Note 3)	21,547	12,442
Refundable deposit	-	101,854
Prepaid expenses	22,117	4,233
Prepaid state income tax	1,928	389
Total Current Assets	122,296	212,561
Furniture and Equipment (net of accumulated depreciation of $43,528 and $36,080)	12,336	19,784
Other Assets		
Deposits	3,597	3,506
Investments (Note 4)	30,300	28,875
Deposits with clearing organizations (Note 5)	200,425	75,000
Subscribers' deposits (Note 6)	825,000	-
Total Other Assets	1,059,322	107,381
Total Assets	$ 1,193,954	$ 339,726

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Current Liabilities		
Accounts payable and accrued expenses	$ 7,176	$ 12,036
Due to Special Purpose Entity (Note 6)	825,000	-
Total Current Liabilities	832,176	12,036
Shareholders' Equity		
Voting common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in-capital	299,900	99,900
Accumulated other comprehensive income, unrealized losses	(9,825)	(11,250)
Retained earnings	71,603	238,940
Total Shareholders' Equity	361,778	327,690
Total Liabilities and Shareholders' Equity	$ 1,193,954	$ 339,726

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue		
Commissions	$ 100,376	$ 17,568
Investment advisory fees	46,548	-
Wrap fees	19,491	606,022
Ticket charges	11,290	537,975
12B1, margin and interest income	18,364	62,789
Total Revenue	196,069	1,224,354
Expenses		
Correspondent broker clearing charges	81,606	131,604
Investment advisory expense	25,069	-
Employee compensation and benefits	82,441	321,930
Professional fees	62,696	75,390
Occupancy	38,533	24,528
Office expense	18,928	12,858
Insurance	22,388	31,451
Depreciation	7,448	6,783
Other selling and administrative	23,708	19,230
Total Expenses	362,817	623,774
Other Income/(Expense)		
Dividends	261	288
Loss on disposal of investments	-	(4,475)
Total Other Income/(Expense)	261	(4,187)
(Loss)/Income Before Provision for State Income Tax	(166,487)	596,393
Provision for state income tax (Note 7)	850	10,088
Net (Loss)/Income	(167,337)	586,305
Other Comprehensive Income		
Unrealized gain on investment	1,425	-
Total Comprehensive (Loss)/Income	$ (165,912)	$ 586,305

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional	Accumulated Other Comprehensive Income	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Unrealized (Loss)/Gain	Earnings	Equity
Balances, December 31, 2002	100	$ 100	$ 99,900	$ -	$ 293,606	$ 393,606
Distribution to shareholders		-	-	-	(700,000)	(700,000)
Equity in acquisition of an "S" Corporation		-	-	(11,250)	59,029	47,779
Net income - 2003		-	-	-	586,305	586,305
Balances, December 31, 2003	100	$ 100	$ 99,900	$ (11,250)	$ 238,940	$ 327,690
Additional Paid in Capital		-	200,000	-	-	200,000
Net loss - 2004		-	-	-	(167,337)	(167,337)
Unrealized gain on investment		-	-	1,425	-	1,425
Balances, December 31, 2004	100	$ 100	$ 299,900	$ (9,825)	$ 71,603	$ 361,778

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows from Operating Activities:		
Net (loss)/ income	$ (167,337)	$ 586,305
Adjustment to reconcile net (loss)/income to cash (used)/provided by operating activities:		
Depreciation	7,448	6,783
Realized loss on investments	-	4,475
Changes in:		
Receivables	10,119	88,536
Other receivables	(9,105)	(12,442)
Refundable deposit	101,854	(48,810)
Prepaid expenses	(17,884)	10,236
Prepaid income tax	(1,539)	2,271
Deposits	(91)	1,510
Deposits with clearing houses	(125,425)	76,676
Accounts payable	(4,860)	7,344
Cash (Used)/Provided by Operating Activities	(206,820)	722,884
Cash Flows from Investing Activities:		
Purchase of furniture and equipment	-	(4,625)
Purchase of investment	-	(5,000)
Receipt of other assets from investment (Note 4)	-	12,310
Cash Provided by Investing Activities	-	2,685
Cash Flows from Financing Activities:		
Additional paid in capital	200,000	-
Distributions to shareholders	-	(700,000)
Cash Provided/(Used) by Financing Activities	200,000	(700,000)
Net (Decrease)/Increase in Cash	(6,820)	25,569
Cash and Cash Equivalents at Beginning of Year	75,762	50,193
Cash and Cash Equivalents at End of Year	$ 68,942	$ 75,762

Supplemental disclosure of cash flow information (Note 9):

	2004	2003
Cash paid during the year for state income tax	$ 50	$ 7,817
Unrealized gain on investments	$ 1,425	$ -

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a brokerage company located in Santa Barbara, California originally providing mutual fund trading and investment advisory services to various investors. On October 21, 2004, the Company received approval from the National Association of Securities Dealers (NASD) to expand its business operations to include equity, bond and option trading, variable life and annuity contracts, and the private placements of securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account, cash in a mutual fund checking account and cash held by an investment custodian.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation, fair market value of investments, and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

Investments

Stock warrants with no readily determinable market value are carried at original cost. All other investments are carried at fair market value.

Agency Transactions

The Company receives funds for a private placement and maintains the funds in a separate account until the offering is closed. The Company records an offsetting liability payable to the entity contracting the Company to act as agent.

Income Taxes

The Company has elected "S" Corporation status for federal, California and West Virginia income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through on a pro-rata basis to the shareholders who report the income on their individual returns. Both California and West Virginia recognize "S" corporations as a pass-through entity; however, California imposes a minimum of $800 or a 1.5% tax on income at the corporate level. West Virginia imposes a minimum franchise tax of $50 or a 7% tax on capital.

NOTE 2: RECEIVABLES

Accounts receivable at December 31, consist of the following:

	2004	2003
Brokerage house receivables	$ 7,762	$ 4,296
Client receivables	-	13,585
Total receivables	$ 7,762	$ 17,881

The Company clears all of its proprietary and client transactions through brokerage houses and other broker-dealers on a fully disclosed basis. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: OTHER RECEIVABLES

At December 31, 2004, two of the shareholders owe the Company $21,117. For the current year all interest charges have been waived. The two shareholders plan to repay the amounts due to the Company in 2005.

NOTE 4: INVESTMENTS

At December 31, 2004 and 2003, the Company's investments consisted of stock warrants that provide the right to purchase shares of a non-publicly traded company. These warrants become exercisable at various future dates and are carried at cost since they have no readily determinable value. At December 31, 2004 and 2003, the cost is $15,075. Other investments consist of equities available for sale carried at fair market value. The fair market value of these securities is $15,225 and $13,000 at December 31, 2004 and 2003, respectively, with an unrealized gain of $1,425.

In 2004, the Company completed the dissolution of Investment Affiliates, Inc., a brokerage company located in Lewisburg, West Virginia. The Company purchased 100% of the outstanding shares of stock of Investment Affiliate, Inc. for $5,000 on December 1, 2003. The Company had valued the investment at $0 at December 31, 2003. As a result of the purchase, the Company acquired:

Cash	$	6,963
Receivables		6,680
Investments		28,350
Equipment		7,118
Current Liabilities		(1,332)
Equity in "S" Corporation		(47,779)

NOTE 5: DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2004, the Company maintained good-faith deposits of $100,000 and $100,425 with two broker-dealers.

NOTE 6: SUBSCRIBERS' DEPOSITS AND DUE TO SPECIAL PURPOSE ENTITY

The Company acted as a placement agent for a special purpose entity in connection with an offering to investors to become members of the special entity. At year end, the Company held subscribers' deposits in the amount of $825,000. Subsequent to year end, the offering closed and the Company transferred the funds to the special purpose entity. Upon the closing of the offering, the Company received a commission based on 3% of the gross proceeds of funds raised in the offering.

NOTE 7: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California income tax is $850 for 2004 and $10,088 for 2003.

NOTE 8: COMMITMENTS

Broker-Dealer Contracts

At December 31, 2004, the Company has contracts with two broker-dealers. One contract expires in August of 2005. The second contract may be terminated by either party without cause with thirty (30) days prior notice.

Private Placement Contract

At December 31, 2004, the Company has a contract with a special purpose entity (See Note 6).

Office lease

The Company leases office space in Santa Barbara on a month-to-month basis. The Company also leases office space in West Virginia under a non-cancelable lease that expires in September 2005. The monthly rent is $1,070. The Company has the option to renew the lease for an additional two year term that includes a 7% increase in rent. Office rent expense was $24,110 and $19,030 in 2004 and 2003, respectively.

NOTE 9: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $5,000 or 6.667% of aggregate indebtness. At December 31, 2004, the Company had net capital as computed under Rule 15c3-1 of $260,852 which was $205,371 in excess of the amount required to be maintained at that date. At December 31, 2003, the Company had net capital as computed under Rule 15c3-1 of $237,492 which was $232,492 in excess of the amount required to be maintained at that date.

NOTE 10: RETIREMENT PLAN

The Company has a defined contribution employee retirement plan that covers full-time employees who are at least 21 years of age and have one year of service as of the entry date. The company did not make any contributions to the plan in 2004 or 2003.

NOTE 11: SUPPLEMENTAL DISCLOSURES FOR CASH FLOWS

On December 1, 2003, the Company acquired the stock of a corporation (see Note 3). As a result of that purchase, the Company's furniture and equipment and investments increased $6,886, net of accumulated depreciation of $20,665, and $28,875, respectively.

NOTE 12: RELATED PARTIES

The shareholders of the Company own 81% of another entity that operates in the same industry.

The Company advanced one of the shareholders approximately $11,000 in the current year (See Note 3).

Two shareholders of the Company owned two-thirds of the company purchased in 2003 (see Note 4).

NOTE 13: CONCENTRATIONS OF RISKS

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

SUPPLEMENTAL SCHEDULE

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2004 AND 2003

	2004	2003
Net Capital:		
Total shareholders' equity	$ 361,778	$ 327,690
Deduct - Nonallowable Assets:		
Receivables	7,762	17,881
Other receivables	21,547	12,442
Investments	30,300	28,875
Prepaid expenses	22,117	4,233
Prepaid state income tax	1,928	389
Furniture and equipment	12,336	19,784
Deposits	3,597	3,506
Net capital before haircuts	262,191	240,580
Haircuts:		
2% of money market funds	1,339	3,088
Net Capital	260,852	237,492
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	55,481	5,000
Excess Net Capital	$ 205,371	$ 232,492
Aggregate indebtedness	$ 832,176	$ 12,036
Ratio: Aggregate indebtedness to net capital	3.19	0.05

Reconciliation of Form X-17A-5 filed for quarter ending December 31, 2004 and 2003:

	Net Capital	Net Capital
As reported on Form X-17A-5	$ 257,284	$ 233,669
Change in shareholders' equity	(2,466)	(3,065)
Changes in nonallowable assets	5,808	4,876
Reduction in haircuts	226	2,012
Net Capital as reported above	$ 260,852	$ 237,492

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004 AND 2003

Montecito Advisors, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
L L P
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA STREET, SUITE 200
SANTA BARBARA, CALIFORNIA 93101
TELEPHONE (805)966-4157
FAX (805)965-2454

Board of Directors
Montecito Advisors, Inc.

In planning and performing our audit of the financial statements of Montecito Advisors, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 16, 2005